EXHIBIT 99.1

January 16, 2020

CORAL GOLD REPORTS UPDATE FROM RECENT ROBERSTON PROPERTY SITE VISIT AND MANAGEMENT APPOINTMENTS

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) is pleased to announce another productive year by Nevada Gold Mines (NGM) at the Robertson Property in the Cortez Mining District, Lander County, Nevada, USA. Nevada Gold Mines reported that their investigations made progress in 2019 with drilling, metallurgy studies, environmental baseline, and general mine layout work.

“Firstly, I would like to thank NGM for providing the Coral group an inclusive site visit, as well as, for the diligent work they are undertaking to advance the Robertson Property towards furthering their operation” said David Wolfin, President and CEO.

NGM drilled some 84 core holes for infill, metallurgical studies and geotechnical investigations, along with placement of piezometers to monitor ground water levels. Planning is still in progress for the 2020 program.

Metallurgical testing continues with drill samples collected in the 2017 and 2018 drilling programs along with samples collected in 2019. Studies are also underway to determine if lower grade material can economically be heap leached on the Robertson property.

Geologic modeling incorporating the 2019 work is underway to update the resource estimate and guide mine and facilities planning. NGM does not plan to release a specific Prefeasibility Study.

Coral Gold holds a sliding scale 1% to 2.25% net smelter returns royalty (NSR) on the Robertson Property, payable quarterly, subject to potential advance royalty payments. Under the agreement, dated June 20, 2016, Barrick paid US$15.75 million (approximately Cdn. $21.2 million based on the exchange rate at the time) to Coral. Barrick also returned 4,150,000 common shares of Coral, representing approximately 8.7% of the Company’s basic common shares outstanding for cancellation by the Company. Earlier in 2019, Barrick and Newmont Mining combined their Nevada operations into a new joint venture company, Nevada Gold Mines, which owns and operates the combined assets.

Company Announcements

Coral is pleased to announce the appointment of Nathan Harte as Chief Financial Officer (CFO) and Jennifer North as Director, Corporate Communications.

Nathan is a Canadian Chartered Professional Accountant (CPA) who brings a wealth of experience in both financial reporting and the mining sector. Prior to joining Coral in 2016, Nathan spent his professional career in public practice with Deloitte LLP, where he specialized in publicly-listed mining companies based in both Canada and the United States. Nathan assumed the role of Interim CFO of Coral in November 2018, and throughout the year he took on increasing levels of responsibility and leadership within the finance and executive teams. He is also the CFO of Avino Silver & Gold Mines Ltd.

1

Additionally, Jennifer North has been appointed Director, Corporate Communications to oversee the Company’s communication and marketing functions, and to further develop and manage its strategic communications program. Jennifer is currently the Manager, Investor Relations for Avino Silver & Gold Mines Ltd., a position she has held since early 2017, after joining that company in 2016. Jennifer has over 20 years’ experience working with publicly traded mining companies in Canada, most notably with Aurizon Mines Ltd. which was acquired by Hecla Mining in 2013; she then spent three years working in London, UK, specifically providing best practice and communication advise for Annual Reports and Capital Market events for a variety of FTSE listed companies.

“We are very pleased that Nathan will assume the role of CFO” said David Wolfin, Coral’s President and CEO. “Nathan has been with Coral since 2016 and has been an integral member of the team. Jennifer’s appointment to Director, Corporate Communications is a natural fit as she has worked closely with Nathan and myself for the last few years and has shown her dedication and work ethic to the group. I look forward to continuing to work with Nathan and Jennifer, both of whom are valued members of the team.”

For further information please contact Corporate Communications at 604 682-3701.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Nevada Gold Mining’s Robertson Property in Nevada. Robertson is located within Nevada Gold Mines’ rich Pipeline/Cortez mine land holdings. The Company also holds a portfolio of nearby exploration projects. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

__________________________________________

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

2